1345 AVENUE OF THE AMERICAS, 11th FLOOR NEW YORK, NEW YORK 10105 TELEPHONE: (212) 370-1300 FACSIMILE: (212) 370-7889 www.egsllp.com

January 8, 2015

VIA EDGAR

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Division of Corporate Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	BioDelivery Sciences International, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2013

Filed March 14, 2014

File No. 001-31361

Dear Mr. Rosenberg:

On behalf of our client BioDelivery Sciences International, Inc. (the “Company”), we are electronically transmitting via EDGAR this letter to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in response to the Staff’s comments set forth in a letter to the Company, dated December 22, 2014, with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2013 (the “2013 Form 10-K”) as filed with the Commission on March 14, 2014 (File No. 001-31361). For the Staff’s convenience, in this response letter, we have recited each comment from the Staff in bold and have followed such comment with the Company’s response.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, Research and Development Expenses, page 52

1.	Please provide us proposed disclosure to be included in future filings that breaks out the costs incurred during each period presented and to date for your key research and development projects.

The Company acknowledges the Staff’s comment. The following is the form of disclosure regarding the Company’s research and development expenses that the Company proposes to be included as a subheading in the Management’s Discussion and Analysis of Financial Condition and Results of Operations section of the Company’s forthcoming Annual Report on Form 10-K for the fiscal year ended December 31, 2014 (the “2014 Form 10-K”). Please note that the specific financial and narrative information omitted below will be provided in the 2014 Form 10-K when that information is available. Please further note that the Company is considering presenting the information under the subcaption “Expenditures for Research and Development Programs” in tabular or schedule format, but the Staff is advised that the substantive information presented would be the same in all material respects.

Research and Development Expenses

Overview

Our research and development expenses consist (and have historically consisted) primarily of expenses incurred in identifying, developing, testing, manufacturing and seeking regulatory approval of our product candidates, including:

•	expenses associated with regulatory submissions, clinical trials and manufacturing, including additional expenses to prepare for commercial manufacture prior to FDA approval;

•	Fees paid to third-party contract research organizations, contract laboratories and independent contractors;

•	payments made to consultants who perform research and development on our behalf and assist us in the preparation of regulatory filings;

•	personnel related expenses, such as salaries, benefits, travel and other related expenses, including stock-based compensation for personnel directly involved in product development activities;

•	payments made to third-party investigators who perform research and development on our behalf and clinical sites where such research and development is conducted; and

•	other related expenses.

Clinical trial expenses for our product candidates are a significant component of our research and development expenses. Product candidates in later stage clinical development generally have higher research and development expenses than those in earlier stages of development, primarily due to the increased size and duration of the clinical trials. We coordinate clinical trials through a number of contracted investigational sites, and the associated expense is based on a number of factors, including actual subject enrollment and visits, direct pass-through costs and other clinical site fees.

Product development expenses are expensed as incurred and reflect costs directly attributable to product candidates in development during the applicable period. Additionally, product development expenses include the cost of qualifying new, current Good Manufacturing Practice (known as cGMP) third-party manufacturing for our product candidates, including expenses associated with any related technology transfer.

Expenditures for Research and Development Programs

BUNAVAIL®

We incurred research and development expenses for BUNAVAIL®, of approximately $XX.X million for the year ended December 31, 2014 and approximately $XX for the year ended December 31, 2013, and have incurred approximately $XX.X million in the aggregate since inception of our development of this product candidate. Our expenses for this product over such periods consisted mainly of [            ].

BEMA Buprenorphine

We incurred research and development expenses for BEMA Buprenorphine of approximately $XX.X million for the year ended December 31, 2014 and approximately $XX for the year ended December 31, 2013, and have incurred approximately $XX.X million in the aggregate since inception of our development of this product candidate. Our expense obligations for this product candidate were detailed in our license and development agreement with Endo. Our expenses for this product candidate over such periods consisted mainly of [            ].

Clonidine Topical Gel

We incurred research and development expenses for Clonidine Topical Gel of approximately $XX.X million for the year ended December 31, 2014 and approximately $XX for the year ended December 31, 2013, and have incurred approximately $XX.X million in the aggregate since inception of our development of this product candidate. Our expenses for this product candidate over such periods consisted mainly of [            ].

Buprenorphine Depot Injection

We incurred research and development expenses for Buprenorphine Depot Injection of approximately $XX.X million for the year ended December 31, 2014 and none in 2013, and have incurred approximately $XX.X million in the aggregate since inception of our development of this product candidate. Our 2014 expenses for this product candidate consisted mainly of [            ].

Item 15. Exhibits, Financial Statement Schedules, page 85

2.	Please file the Long Term Incentive Plan and 2011 Equity Incentive Plan as exhibits pursuant to Item 601(b)(10) of Regulation S-K.

The Staff is advised that the Company has previously filed its 2011 Equity Incentive Plan (the “Plan”) as part of the Company’s Definitive Proxy on Schedule 14A, filed with the Commission on June 13, 2011. The Company has also filed amendments to the Plan with the filing as part of the Company’s Definitive Proxy on Schedule 14A, filed with the Commission on June 12, 2013, and its Definitive Proxy on Schedule 14A, filed with the Commission on June 10, 2014. The Company inadvertently omitted references to these documents in the exhibit table to the 2013 Form 10-K and will include such references in the 2014 Form 10-K.

The Staff is advised that the Company’s Performance Long Term Incentive Plan (the “LTIP”) is a short, four page document, the material terms of which have been disclosed in all material respects in the Company’s periodic reports, most recently in the Company’s Definitive Proxy on Schedule 14A, filed with the Commission on June 10, 2014. The securities subject to the LTIP are drawn from, and thus the LTIP is subject to the terms of, the Plan, which as noted above has been filed with the Commission.

The LTIP is a revenue driven performance plan, with the named participants being eligible to receive restricted stock units annually during the period from 2012 to 2019 based on the achievement of portions at a predetermined cumulative revenue target. In its description of the LTIP in filings with the Commission, the Company has omitted such specific revenue target based on the guidance contained in Question 118.04 of the Staff’s Compliance & Disclosure Interpretations, which provides in relevant part that:

“When performance targets are a material element of a company’s executive compensation policies or decisions, a company may omit targets involving confidential trade secrets or confidential commercial or financial information only if their disclosure would result in competitive harm. A company should use the same standard for evaluating whether target levels (and other factors or criteria) may be omitted as it would use when making a confidential treatment request under Securities Act Rule 406 or Exchange Act Rule 24b-2; however, no confidential treatment request is required to be submitted in connection with the omission of a performance target level or other factors or criteria.”

The Company believes that the cumulative revenue target that forms the basis of awards under the LTIP is a material element of the Company’s executive compensation policies containing confidential commercial or financial information, which information is not required to be publicly filed as such disclosure would result in competitive harm to the Company. The biotechnology and specialty pharmaceutical sector in which the Company operates is intensely competitive, including in the area of recruiting executive talent. Disclosure of the LTIP’s specific revenue target would provide competitors with particular insight into the Company’s compensation arrangements, which in turn could allow those competitors to tailor offers of employment to the Company’s executives whom the Company views as important to its operations. The Company further submits that disclosure of the specific revenue target of the LTIP is not necessary given that the narrative regarding the LTIP in the Company’s periodic reports discloses the total under of shares subject to the LTIP and how such shares vest based on the Company’s revenue performance, thus given investors adequate disclosure regarding the purpose and operation of the LTIP.

That having been stated, the Company is prepared (with the concurrence of the Staff) to the file the LTIP as an exhibit to the 2014 Form 10-K per the Staff’s comment, but would propose to omit the specific revenue target (which is included as an exhibit to the LTIP) from the publicly filed document in accordance with the foregoing Staff guidance and analysis. The Company is further prepared to supplementally provide the Staff with the full text of the LTIP, including the revenue target exhibit, upon request.

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On behalf of the Company, we thank the Staff in advance for its consideration of the enclosed and the foregoing responses. Should you have any questions regarding the foregoing, please contact me at (212) 370-1300.

Sincerely,

/s/ Lawrence A. Rosenbloom

Lawrence A. Rosenbloom

cc:	BioDelivery Sciences International, Inc.